

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 26, 2016

<u>Via E-mail</u>
Joseph Marchal
Chief Executive Officer
Star Mountain Resources, Inc.
605 W. Knox Rd., Suite 202
Tempe, Arizona 85284

> **Re: Star Mountain Resources, Inc.**
> **Schedule 14C**
> **Filed January 25, 2016**
> **File No. 000-54405**

Dear Mr. Marchal:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ James Lopez (for)

     John Reynolds
     Assistant Director
     Office of Beverages, Apparel, and
     Mining

cc: Lazarus Rothstein, Esq.
       Legal & Compliance, LLC